FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):
X	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Georgia-Pacific Corporation Hourly 401(k) Plan As of December 31, 2004 and 2003 and for the Year Ended December 31, 2004

Georgia-Pacific Corporation Hourly 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003 and for the year ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

The Plan Administrator of Georgia-Pacific Corporation Hourly 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Georgia-Pacific Corporation Hourly 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Atlanta, Georgia June 17, 2005

1

Georgia-Pacific Corporation
Hourly 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Contributions receivable:
Company	$155,984	$330,778
Participants	672,513	1,146,686

Total contributions receivable	828,497	1,477,464

Investments, at fair value:
Mutual funds	498,446,129	385,319,638
Interest in Master Trust	219,293,299	249,042,018
Participant loans	32,016,467	27,112,461

Total investments	749,755,895	661,474,117

Net assets available for benefits	$750,584,392	$662,951,581

See accompanying notes.

2

Georgia-Pacific Corporation Hourly 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions:
Participant contributions	$51,920,386
Company contributions	14,671,915

66,592,301
Investment income:
Interest and dividends	10,723,026
Net appreciation in fair value of investments
in mutual funds	26,725,256
Net gain from interest in Master Trust	51,999,430

Net investment income	89,447,712

Total additions	156,040,013

Deductions:
Benefits distributed to participants	63,885,268
Administrative expenses	61,782
Net transfers to related plans	4,460,152

Total deductions	68,407,202

Net increase	87,632,811

Net assets available for benefits:
Beginning of year	662,951,581

End of year	$750,584,392

See accompanying notes.

3

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Plan Description

The following brief description of the Georgia-Pacific Corporation Hourly 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering certain groups of hourly employees of Georgia-Pacific Corporation (the Company or Plan Sponsor) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Vanguard Fiduciary Trust Company (the Trustee) is the trustee and custodian of the Plan.

As described in the Plan document, employment status changes which result in salaried employee benefits, permit the affected participants to transfer their balances to the related plan in which they begin participating. Such transfers are reflected in the net transfer to related plans amount in the statement of changes in net assets available for benefits.

Eligibility

All hourly-paid employees of the Company and members of a participating group at a location where the Plan is in effect are eligible to participate in the Plan on the first pay date of the month upon completing three months of service, except for union employees who must meet the specific service requirements as indicated in their collective bargaining agreement. Company matching contributions, if applicable, begin the first pay date of the month after completing one year of service.

4

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions and Vesting

The Plan allows participants to contribute up to 75% of their eligible compensation on a before-tax basis subject to the annual limitation specified by the Internal Revenue Code (the Code). The percent of eligible compensation a participant is able to contribute, the percent of the Company's match (if any), and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the agreement applicable to the participant's respective location. Contributions are limited to the maximum allowable under the Internal Revenue Code (the Code). Participants who have attained age 50 or older during the Plan year are eligible to make additional contributions to the Plan beyond the maximum allowable under the Code.

Participants are immediately vested in their contributions and the Company's contributions.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's earnings (losses), the Company's contributions, and the participant's contributions. Allocation of earnings (losses) is based on relative account balances and investment elections.

Withdrawals and Termination

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59½. Upon occurrence of one of these events and upon election of the participant, the Plan will distribute to the participant 100% of the participant's account balance in a lump-sum payment.

Hardship withdrawals are permitted if certain criteria are met, as defined by the Plan document, and are subject to taxes in the year received. Hardship withdrawals (either full or partial) are paid in cash and result in a suspension of the right to make participant contributions to the Plan for a period of six months.

5

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Loans

The Plan allows participants currently employed by the Company to obtain loans equal to the lesser of $50,000 or 50% of their vested account balances. Loans bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term unless the loan was used to purchase a primary residence, which could extend the term to 15 years. Loans become due and payable in full once a participant terminates employment.

Plan Termination

The Company has reserved the right to amend, modify, suspend, or terminate the Plan at any time, subject to the provisions of ERISA. In the event the Company terminates the Plan, each participant's account balance would remain 100% vested.

Administrative Expenses

The individual pays fees related to their participant loan. All other costs of administering the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

The Plan's investments are stated at fair value which equals the quoted market price on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan's interest in the Georgia-Pacific Stock Fund Master Trust (Master Trust) is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions, allocated investment income, less distributions and allocated administrative expenses. Quoted market prices and estimates by the trustee or investment manager are used to value the underlying investments in the Master Trust. The participant loans are valued at their outstanding balances, which approximate fair value.

3. Significant Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003

Vanguard 500 Index Fund	$119,470,621	$105,835,103
Vanguard Treasury Money Market Fund	113,162,623	80,291,545
Vanguard Short-Term Treasury Fund	41,052,284	39,601,547

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trusts are exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trusts are tax exempt.

7

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

5. Financial Information of the Master Trust

The Master Trust was established to collectively hold, administer, and invest the assets of certain Company administered, qualified defined contribution plans which invest in the Georgia-Pacific Stock Fund.

Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

The Plan's interest in the Master Trust as of December 31, 2004 and 2003 is approximately 34% and 34%, respectively. A summary of the net assets of the Master Trust as of December 31, 2004 and 2003 is shown below:

	2004	2003

Investments, at fair value:
Georgia-Pacific Corporation - Common Stock	$645,840,293	$733,998,090
Vanguard Treasury Money Market Fund	5,852,298	1,099,319

Total investments	651,692,591	735,097,409

Receivables:
Interest	8,951	3,622
Other	171,570	12,303,953

Total receivables	180,521	12,307,575

Less payables	3,931,044	7,437,709

Total net assets	$647,942,068	$739,967,275

A summary of net investment gain of the Master Trust for the year ended December 31, 2004, during which the Plan participated in this trust, which comprises the net investment activity for all participating plans, is as follows:

Net investment gain:
Interest and dividend income		$10,598,137
Net appreciation in fair value of common stock as determined by
quoted market prices		143,517,930
Investment expense		(252,337)

Net investment gain of Master Trust		$153,863,730

8

Georgia-Pacific Corporation Hourly 401(k) Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee. The Plan also holds an interest in the Master Trust, the underlying assets of which are shares of common stock of the Company, the administrator of the Plan. These transactions qualify as party-in-interest transactions.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

9

Supplemental Schedule

Georgia-Pacific Corporation Hourly 401(k) Plan

EIN: 93-0432081 Plan Number: 073
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
(a)	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
	or Similar Party	Par or Maturity Value	Cost	Value

*	Vanguard Fiducicary Trust Company
		Vanguard Short-Term Treasury Fund	(a)	$41,052,284
		Vanguard Total Bond Market Index Fund	(a)	28,342,186
		Loomis Sayles Bond Fund - Institutional Class	(a)	18,143,598
		Vanguard Balanced Index Fund	(a)	26,130,266
		Vanguard LifeStrategy Growth Fund	(a)	13,176,366
		Vanguard LifeStrategy Income Fund	(a)	5,164,699
		Vanguard LifeStrategy Conservative Growth Fund	(a)	6,520,801
		Vanguard LifeStrategy Moderate Growth Fund	(a)	10,656,727
		Vanguard 500 Index Fund	(a)	119,470,621
		Vanguard Total Stock Market Index Fund	(a)	31,796,694
		Vanguard Windsor II Fund	(a)	12,514,725
		Vanguard Extended Market Index Fund	(a)	6,120,796
		Vanguard PRIMECAP Fund	(a)	34,544,843
		Vanguard Small-Cap Index Fund	(a)	18,691,432
		Vanguard Treasury Money Market Fund	(a)	113,162,623
		Vanguard International Growth Fund	(a)	12,957,468
*	Participant loans	Interest rates ranging from 5% to 10.75%	(a)	32,016,467

	Total investments			$530,462,596

* Represents a party-in-interest
(a) Cost information has not been included in column (d) because all investments are participant-directed.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia-Pacific Corporation, the plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Georgia-Pacific Corporation Hourly 401(k) Plan

BY:	/s/ DANNY W HUFF

Executive Vice President-Finance and Chief Financial Officer

Date: June 29, 2005

INDEX TO EXHIBITS

23.1	Consent of Ernst & Young LLP